SCHEDULE A

ANNUAL FEES PAID WITH RESPECT TO THE RULE 12B–1 DISTRIBUTION PLAN

Fund	Class	Annual Rate of Up To	Approval Date
North Square Oak Ridge All Cap Growth Fund	A	0.25%	August 24, 2018
North Square Multi Strategy Fund	A	0.25%	August 24, 2018
North Square Oak Ridge Small Cap Growth Fund	A	0.25%	August 24, 2018
North Square Strategic Income Fund	A	0.25%	September 26, 2019